Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
May 25, 2010
Via EDGAR and Overnight Mail
Mr. John P. Nolan, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Nolan:
Please accept this Supplemental Report to our response letter dated February 4, 2010 and Supplemental Report dated March 15, 2010 with regard to your correspondence dated January 22, 2010 concerning our Form 10-K for June 30, 2009, File Number 0-17411. The Supplemental Report is intended to provide further clarification and information to our response letter in order that the SEC can conclude on the subject matter. It is respectfully requested that the following information be considered with regard to the impact on the financial statements for the quarter ended June 30, 2009 as it pertains to the cumulative effect adjustment upon adoption of FSP 115-2.
As stated in our Supplemental Report dated March 15, 2010, a cumulative effect adjustment was not recognized upon the Corporation’s adoption of FSP 115-2 during the June 30, 2009 quarter. Please note that our response pertaining to OTTI charges “wiping out” the cumulative effect adjustment as stated in Item E of the Supplemental Report dated March 15, 2010 is inaccurate and the analysis in this Supplemental Report accurately presents the affect at June 30, 2009. The impact of not recognizing the cumulative effect adjustment calculation related to the securities subject to the FSP 115-2 adoption requirements is as follows for the quarter ended June 30, 2009:
Taberna 3 Class C: The portion of the OTTI amount recognized in earnings as a loss prior to the June 2009 quarter that would have been included in the cumulative effect adjustment at the beginning of the period upon adoption of FSP 115-2 during the quarter ended June 30, 2009 was $500,000, which is the OTTI amount related to other factors. The cumulative effect adjustment would have resulted in a credit (increase) to retained earnings and debit (decrease) to other comprehensive income at the beginning of the period. As previously stated in our response letters, the security was subject to additional OTTI (all considered credit loss) during the June 30, 2009 quarter, such that the entire $500,000 subject to the cumulative effect adjustment would have been recognized as a credit loss in earnings during the quarter ended June 30, 2009. The pretax entry upon adoption of FSP 115-2 and subsequent credit-related impairment charge as it relates to the $500,000 would have been as follows:

Debit — Other Comprehensive Income	$500,000
Credit — Retained Earnings	$500,000
{entry reflects cumulative effect adjustment upon adoption of FSP 115-2}

Debit — Net Impairment Loss Recognized in Earnings	$500,000
Credit — Other Comprehensive Income	$500,000
{entry reflects additional credit-related impairment recognized during the June 30, 2009 quarter}
Trapeza 13 Class E: The portion of the OTTI amount recognized in earnings as a loss prior to the June 2009 quarter that would have been included in the cumulative effect adjustment at the beginning of the period upon adoption of FSP 115-2 during the quarter ended June 30, 2009 was $534,000, which is the OTTI amount related to other factors. The cumulative effect adjustment would have resulted in a credit (increase) to retained earnings and debit (decrease) to other comprehensive income at the beginning of the period. As previously stated in our response letters, the security was subject to additional OTTI (all considered credit loss) during the June 30, 2009 quarter, such that the entire $534,000 subject to the cumulative effect adjustment would have been recognized as a credit loss in earnings during the quarter ended June 30, 2009. The pretax entry upon adoption of FSP 115-2 and subsequent credit-related impairment charge as it relates to the $534,000 would have been as follows:

Debit — Other Comprehensive Income	$534,000
Credit — Retained Earnings	$534,000
{entry reflects cumulative effect adjustment upon adoption of FSP 115-2}

Debit — Net Impairment Loss Recognized in Earnings	$534,000
Credit — Other Comprehensive Income	$534,000
{entry reflects additional credit-related impairment recognized during the June 30, 2009 quarter}
PreTSL 2: As previously stated in our response letter, due to an inadvertent oversight, the appropriate credit spread was not used in our fair value calculation for this security during the quarter ended March 31, 2009 which resulted in the fair value of the security being overstated by $415,200. The cumulative effect adjustment at the beginning of the period upon adoption of FSP 115-2 during the quarter ended June 30, 2009, assuming the appropriate credit spread, would have resulted in a $453,200 debit (decrease) to other comprehensive income and credit (increase) to retained earnings in the amount of $453,200 (difference of $38,000 relates to the non-credit factors of the actual $218,000 charge taken against PreTSL 2 during the March 2009 quarter as calculated using the lower credit spread). There were no additional OTTI charges for this security during the June 2009 quarter.
The pretax entry upon adoption of FSP 115-2 as it relates to the $453,200 would have been as follows:

Debit — Other Comprehensive Income	$453,200
Credit — Retained Earnings	$453,200
{entry reflects cumulative effect adjustment upon adoption of FSP 115-2}
As it relates to the quarter ended March 31, 2009, the effect of using the higher credit spread would have been a $415,200 increase to the reported pretax net loss from $17,307,000 ($3.19 per common share) to $17,722,200 ($3.27 per common share), which is less than 3%. Shareholders’ equity would have been overstated by .23%.
The pretax entry for the quarter ended March 31, 2009 as it relates to the $415,200 earnings charge assuming the higher credit spread (and therefore, lower fair value) would have been as follows:

Debit — Writedown on Investment Securities (earnings)	$415,200
Credit — Investment Securities (assets)	$415,200
In the aggregate, the effect of recognizing a cumulative effect adjustment at the beginning of the period upon adoption of FSP 115-2, and additional OTTI (all considered credit loss) realized during the June 30, 2009 quarter, is as follows:

Debit — Other Comprehensive Income	$1,487,200
Credit — Retained Earnings	$1,487,200
{entry reflects cumulative effect adjustment upon adoption of FSP 115-2, on a pretax basis}

Debit — Net Impairment Loss Recognized in Earnings	$1,034,000
Credit — Other Comprehensive Income	$1,034,000
{entry reflects additional credit-related impairment recognized during the June 30, 2009 quarter related to the Taberna 3 and Trapeza 13 securities}

The quantifiable result of the aforementioned activity as it relates to the Corporation’s consolidated financial statements for the quarter ended June 30, 2009 is that reported pretax income would have been overstated by $1,034,000 and other comprehensive income would have been overstated by $453,200. We believe that the SAB 99 analysis related to materiality of the items has been addressed in the Supplemental Report dated March 15, 2010.
If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4804 or e-mail to gil.riazzi@parkvale.com.

Sincerely,
/s/ Gilbert A. Riazzi
Gilbert A. Riazzi
Vice President and Interim Principal Financial Officer

cc:	Robert J. McCarthy, Jr. President and Chief Executive Officer

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